

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 13, 2017

Ira Fils
Chief Financial Officer
The Habit Restaurants, Inc.
17320 Red Hill Avenue
Suite 140
Irvine, CA 92614

> **Re: The Habit Restaurants, Inc.**
> **Form 10-K for Fiscal Year Ended December 27, 2016**
> **Filed March 3, 2017**
> **File No. 001-36749**

Dear Mr. Fils:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 27, 2016

1. We note your disclosure in the risk factor on page 27 in regard to your status as a holding company that relies on The Habit Restaurants, LLC and its subsidiaries to provide you with funds and the ability of this entity to make distributions and payments to you may be subject to various limitations and restrictions. In view of this, please explain to us your consideration of Rules 4-08(e), 5.04(c) Schedule I and 12-04 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure